Exhibit 99.2

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	As at September 30, 2010	As at December 31, 2009
ASSETS
CURRENT ASSETS
Cash and term deposits	$1,255	$–
Accounts receivable	159,245	182,342
Fair value of risk management contracts (Note 15)	47,084	14,001
Future income taxes (Note 7)	–	969
	207,584	197,312
FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 15)	4,780	–
OTHER ASSETS (Note 3)	45,737	46,027
PROPERTY, PLANT AND EQUIPMENT	4,113,442	3,789,369
GOODWILL	709,212	660,896
TOTAL ASSETS	$5,080,755	$4,693,604

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$26,000	$11,563
Accounts payable and accrued liabilities	195,230	185,337
Distributions payable to unitholders	44,829	40,590
Fair value of risk management contracts (Note 15)	2,534	17,555
Future income taxes (Note 7)	12,540	–
Contract liabilities	1,690	1,728
Current portion of long-term debt (Note 5)	–	157,546
	282,823	414,319
FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 15)	20,850	23,269
CONTRACT LIABILITIES	6,694	7,952
CONVERTIBLE DEBENTURES (Note 4)	–	74,828
LONG TERM DEBT (Note 5)	1,019,485	907,599
ASSET RETIREMENT OBLIGATIONS (Note 6)	282,597	288,796
FUTURE INCOME TAXES (Note 7)	246,284	181,640

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 8)	5,250,112	4,920,945
Exchangeable Shares (Note 8)	54,845	–
Equity portion of convertible debentures (Note 4)	–	160
Contributed surplus (Note 8)	20,732	18,617
Deficit (Note 10)	(2,103,667)	(2,144,521)
	3,222,022	2,795,201

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$5,080,755	$4,693,604

SUBSEQUENT EVENTS (Notes 5 and 16)

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Stated in thousands of dollars, except per trust unit amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
REVENUES
Oil and gas sales	$317,505	$325,264	$1,012,593	$983,871
Unrealized (loss) gain on commodity risk management (Note 15)	(898)	(5,609)	59,478	(133,625)
Processing and other income	4,377	3,953	14,795	14,607
Royalties, net of incentives	(55,281)	(49,671)	(191,831)	(136,608)
NET REVENUE	265,703	273,937	895,035	728,245
EXPENSES
Operating	84,881	93,319	262,963	290,428
Transportation	3,537	3,740	11,485	9,369
Amortization of injectants for miscible floods	3,492	4,839	12,011	15,557
Interest and financing charges	17,061	19,437	50,848	62,036
General and administrative	10,923	13,693	39,770	48,095
Management fee	–	–	–	2,793
Realized foreign exchange (gain) loss (Note 11)	(489)	(1,073)	2,039	(638)
Unrealized foreign exchange gain (Note 11)	(30,579)	(80,535)	(20,176)	(131,109)
Depletion, depreciation and amortization	128,771	147,181	396,980	447,081
Accretion (Note 6)	5,894	6,989	17,245	20,563
Gain on equity investment (Note 2)	(73,756)	–	(73,756)	–
Other expenses (income)	2,220	3,112	(12,253)	4,879
	151,955	210,702	687,156	769,054
INCOME (LOSS) BEFORE TAXES	113,748	63,235	207,879	(40,809)
Future income tax reduction (Note 7)	(11,884)	(15,055)	(20,441)	(75,139)
NET INCOME AND COMPREHENSIVE INCOME	$125,632	$78,290	$228,320	$34,330
Deficit, beginning of period	(2,164,045)	(2,140,219)	(2,144,521)	(1,941,521)
Distributions declared	(65,254)	(72,235)	(187,466)	(226,973)
DEFICIT, END OF PERIOD (Note 10)	$(2,103,667)	$(2,134,164)	$(2,103,667)	$(2,134,164)
NET INCOME PER TRUST UNIT (Note 13)
Basic	$0.42	$0.30	$0.78	$0.13
Diluted	$0.42	$0.30	$0.77	$0.13

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income	$125,632	$78,290	$228,320	$34,330
Depletion, depreciation and accretion	134,665	154,170	414,225	467,644
Future income tax reduction (Note 7)	(11,884)	(15,055)	(20,441)	(75,139)
Contract liability amortization	(432)	(619)	(1,296)	(1,862)
Amortization of injectants	3,492	4,839	12,011	15,557
Purchase of injectants	(2,103)	(1,671)	(8,971)	(8,351)
Expenditures on remediation (Note 6)	(3,712)	(3,832)	(12,103)	(11,056)
Unrealized foreign exchange gain (Note 11)	(30,579)	(80,535)	(20,176)	(131,109)
Unrealized loss (gain) on commodity risk management (Note 15)	898	5,609	(59,478)	133,625
Trust unit based compensation (Note 9)	248	2,513	5,552	8,698
Non-cash gain on equity investment (Note 2)	(73,756)	–	(73,756)	–
Other items	1,014	978	1,344	2,801
Changes in non-cash operating working capital (Note 12)	16,443	18,228	2,981	(33,721)
	159,926	162,915	468,212	401,417
FINANCING
Distributions paid (Note 10)	(61,217)	(77,687)	(183,227)	(267,857)
Bank indebtedness (repayment)	26,000	(2,242)	14,437	(266)
Repayment of Monterey bank debt (Note 2)	(41,883)	–	(41,883)	–
Repayment of long term debt (Note 5)	–	(48,000)	(211,600)	30,000
Private placement of term notes, net (Note 5)	(18)	–	189,902	–
Redemption of convertible debentures (Note 4)	–	–	(76,610)	–
Proceeds from issue of trust units	7,046	13,256	17,989	29,465
	(70,072)	(114,673)	(290,992)	(208,658)
INVESTING
Expenditures on property, plant and equipment	(87,677)	(44,047)	(202,968)	(161,236)
Other property acquisitions	(17,352)	137	(20,043)	(10,376)
Proceeds on property dispositions	273	(356)	48,312	7,730
Other investments	–	–	(2,906)	–
Change in remediation trust funds	(770)	(1,626)	(4,445)	(5,451)
Change in non-cash investing working capital (Note 12)	12,147	(2,350)	6,085	(23,426)
	(93,379)	(48,242)	(175,965)	(192,759)
CHANGE IN CASH AND TERM DEPOSITS	(3,525)	–	1,255	–
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	4,780	–	–	–
CASH AND TERM DEPOSITS AT END OF PERIOD	$1,255	$–	$1,255	$–

See accompanying notes to the consolidated financial statements.

THIRD QUARTER RESULTS

PENGROWTH

NOTES TO

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust (the “Trust”) have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements included the accounts of the Trust and its subsidiary Pengrowth Corporation (the “Corporation”), collectively referred to as “Pengrowth”, and have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

CHANGE IN ACCOUNTING POLICIES

As of January 1, 2010, Pengrowth adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered into or after January 1, 2010.

CICA 1601 “Consolidated Financial Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

CICA 1602 “Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

2.	MONTEREY ACQUISITION

Pengrowth and Monterey Exploration Ltd. (“Monterey”) completed a business combination (the “Combination”) whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a Pengrowth trust unit or (ii) 0.8298 of an exchangeable share of the Corporation with each exchangeable share being exchangeable to a Pengrowth trust unit. The Combination closed on September 15, 2010 with Pengrowth acquiring 100% of the voting interest in Monterey and resulted in the issuance of 27,967,959 trust units of Pengrowth and 4,994,426 exchangeable shares of the Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under the new Canadian accounting standards for business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

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PENGROWTH

The Combination was accounted for as an acquisition of Monterey by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$570,367
Goodwill	48,316
Bank debt	(41,883)
Asset retirement obligations	(7,888)
Working capital deficit	(25,667)
Future income taxes	(98,594)
$444,651
Consideration:
Pengrowth trust units issued	$307,648
Pengrowth exchangeable shares issued	54,939
Fair value of previous equity investment	82,064
$444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The property, plant and equipment acquired in the Combination includes approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties have been excluded from the depletion calculation. The future income tax liability was determined based on applying Pengrowth’s effective future income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of 1.5 percent, and a discount rate of eight percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately $1.0 million were expensed in the period and included in Other Expenses (Income).

The acquisition of Monterey is consistent with Pengrowth’s strategic focus of acquiring and developing operated unconventional resource plays in the Western Canadian Sedimentary Basin. Pengrowth recognized goodwill of approximately $48 million in the Combination representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a future tax liability on the acquisition at an undiscounted amount as required under Canadian accounting standards. Goodwill is not deductible for tax purposes.

The consolidated financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income is not material for pro-forma disclosures. Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities is still pending.

3.	OTHER ASSETS

	As at September 30, 2010	As at December 31, 2009
Remediation trust funds	$40,737	$34,837
Equity investment in Monterey Exploration Ltd. (Note 2)	–	5,039
Other investments	5,000	6,151
	$45,737	$46,027

REMEDIATION TRUST FUNDS

The Sable Offshore Energy Project (SOEP) remediation trust fund as at September 30, 2010 was $32.4 million (December 31, 2009 – $26.0 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the nine months ended September 30, 2010, the amount of unrealized gain related to the SOEP remediation trust fund was $1.5 million (September 30, 2009 – gain of $0.7 million), which was included in other expenses (income). As at September 30, 2010, the $8.3 million (December 31, 2009 – $8.8 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million. Pengrowth continues to hold an investment in a private company.

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PENGROWTH

4.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date.

5.	LONG TERM DEBT

	As at September 30, 2010	As at December 31, 2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$–	$157,546
50 million at 5.47 percent due April 2013	51,348	52,417
71.5 million at 4.67 percent due May 2015	73,169	–
400 million at 6.35 percent due July 2017	409,917	418,530
265 million at 6.98 percent due August 2018	271,429	277,138
115.5 million at 5.98 percent due May 2020	118,161	–
	$924,024	$905,631
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	80,461	84,514
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	–	60,000
Total long term debt	$1,019,485	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,019,485	$907,599

SENIOR UNSECURED NOTES

On April 23, 2010, U.S. $150 million in senior unsecured notes matured resulting in the realization of a $66 million foreign exchange gain, previously recognized.

On May 11, 2010, Pengrowth closed a U.S. $187 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $71.5 million at 4.67 percent due May 2015 and U.S. $115.5 million at 5.98 percent due May 2020. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.2 million, were deducted from the carrying amount of the debt and are amortized to income over the expected term of the notes.

As of September 30, 2010, an unrealized cumulative foreign exchange gain of $31.9 million (September 30, 2009 – gain of $60.5 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2010, an unrealized cumulative foreign exchange gain of $33.3 million (September 30, 2009 – gain of $28.6 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

TERM CREDIT FACILITIES

Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The revolving facility was reduced by outstanding letters of credit in the amount of $17.9 million at September 30, 2010.

Effective October 29, 2010, Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides Pengrowth up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items.

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PENGROWTH

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by borrowings of $26 million and outstanding letters of credit of $5.4 million at September 30, 2010. Borrowings under this facility are included in bank indebtedness on the balance sheet.

6.	ASSET RETIREMENT OBLIGATIONS (“ARO”)

In the third quarter of 2010, the estimated inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The change in estimate was made on a prospective basis and resulted in a reduction of $22.5 million to the ARO liability in the period with a corresponding adjustment made to the related asset.

	Nine months ended September 30, 2010	Year Ended December 31, 2009
ARO, beginning of period	$288,796	$344,345
Increase (decrease) in liabilities during the period related to:
Acquisitions	10,282	365
Dispositions	(171)	(2,195)
Additions	1,045	3,146
Revisions (1)	(22,497)	(66,500)
Accretion expense	17,245	27,677
Liabilities settled in the period	(12,103)	(18,042)
ARO, end of period	$282,597	$288,796

7.	INCOME TAXES

The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.

On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements.

By applying the combined Canadian, Federal and Provincial statutory income tax rates, the following table reconciles the expected income tax reduction to the future income tax reduction:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Income (loss) before taxes	$207,879	$(40,809)
Combined federal and provincial tax rate	28.40%	29.50%
Expected income tax expense (reduction)	59,038	(12,039)
Net income of the Trust (1)	(52,042)	(67,096)
Changes in estimated pool balances	4,265	11,769
Unrealized gain on foreign exchange (2)	(3,532)	(19,307)
Effect of differences between statutory tax rate and future tax rate	(8,582)	5,744
Gain on equity investment	(20,949)	–
Other including stock based compensation (3)	1,361	5,790
Future income tax reduction	$(20,441)	$(75,139)

(1)	Relates to distributions of taxable income at the trust level for the nine months ended September 30, 2010 of $183.2 million x 28.40% (September 30, 2009 – $227.0 million x 29.56%) where the income tax liability is currently the responsibility of the unitholder.
(2)	Reflects the 50% non-taxable portion of unrealized foreign exchange gains.
(3)	Primarily expenses that are non-deductible for tax purposes and other adjustments.

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PENGROWTH

8.	TRUST UNITS

TOTAL TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of period	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	257,607	2,966	416,043	5,741
Issued for cash on exercise of trust unit rights	444,138	2,767	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,543,539	15,491	3,026,166	26,319
Issued for the Monterey business combination (Note 2)	27,967,959	307,648	–	–
Issued on redemption of Exchangeable shares	8,502	94	–	–
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	471	–	346
Issue costs net of tax	–	(270)	–	(12,698)
Balance, end of period	320,056,535	$5,250,112	289,834,790	$4,920,945

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 2. The exchangeable shares are exchangeable into Pengrowth trust units based on the exchange ratio in effect at the time of conversion. The exchange ratio increases with each cash distribution. The increase is calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date. As of September 30, 2010, the exchange ratio was 1.00000.

Pengrowth has included the exchangeable shares in equity based on Canadian accounting standards that permit the inclusion of certain exchangeable shares in equity issued by income trusts.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Exchangeable Shares Issued	Number of Exchangeable Shares	Amount	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$–	–	$–
Issued for the Monterey business combination (Note 2)	4,994,426	54,939	–	–
Redeemed for trust units	(8,502)	(94)	–	–
Balance, end of period	4,985,924	$54,845	–	$–

CONTRIBUTED SURPLUS

	Nine months ended September 30, 2010	Year Ended December 31, 2009
Balance, beginning of period	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	921	2,953
Deferred entitlement trust units (non-cash expensed)	4,631	5,172
Trust unit rights incentive plan (non-cash exercised)	(471)	(346)
Deferred entitlement trust units (non-cash exercised)	(2,966)	(5,741)
Balance, end of period	$20,732	$18,617

9.	TRUST UNIT BASED COMPENSATION PLANS

Pengrowth has in place several stock based compensation plans, some of which are in anticipation of its transition to a dividend paying corporation. Each plan has certain impacts on the reported unit based compensation expense.

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PENGROWTH

Effective May 11, 2010, up to four and a half percent of the issued and outstanding trust units, in aggregate, may be reserved for issuance under the Long Term Incentive Plans as described below.

Trust Unit Rights Incentive Plan

The Trust Unit Rights Incentive Plan is a compensation plan that provides the holder of the right the option to purchase trust units over a five year period at a price equal to the grant date price or at a reduced price that is calculated in accordance with the plan. Previous grants of rights under this plan are anticipated to be grandfathered upon conversion to a dividend paying corporation, however no further grants are currently anticipated under this plan.

Deferred Entitlement Units (DEUs)

A DEU is a time vested award entitling the holder of the award to receive trust units, plus deemed distributions reinvested, that are contingent upon the company’s performance relative to its peers. DEUs generally vest three years after the grant date.

Pengrowth currently utilizes the DEU plan for stock based compensation awards. The existing DEU plan permits special classes of DEUs to be granted that contain similar characteristics and vesting periods to those of the new long term incentive plans described below. Upon conversion to a dividend paying corporation, the new long term incentive plans will become effective. Awards of these special classes of DEUs are anticipated to convert to share based awards under the new long term incentive plans.

The fair value of the special class of DEUs granted in 2010 was estimated on the same basis as previous grants of DEUs. However as the vesting dates and estimated forfeitures of the special awards differ, the amount of the estimated stock based compensation expense related to these awards will be different from that of previously granted DEUs.

NEW LONG TERM INCENTIVE PLANS

On May 11, 2010, Pengrowth received shareholder approval to implement the following new long term incentive plans upon conversion to a dividend paying corporation:

a)	Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested, that are contingent upon the company’s shareholder return relative to a peer group of companies. Each grant vests 3 years after issue.

b)	Restricted Share Units (RSUs)

An RSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested. One third of the RSUs vest on the first, second, and third anniversary dates from the date of grant.

c)	Deferred Share Units (DSUs)

A DSU is a notional share that vests immediately and is redeemable for shares for a period of time after the holder ceases to be a director, officer, employee, or special consultant of Pengrowth. The DSU plan is currently intended only for members of the Board of Directors.

DEUs

Pengrowth recorded compensation expense of approximately $4.6 million for the nine months ended September 30, 2010 (September 30, 2009 – $6.4 million) related to the DEU plan. Compensation expense associated with the DEUs granted in the nine months ended September 30, 2010 was based on the weighted average grant date fair value of $11.16 per DEU (September 30, 2009 –  $6.47 per DEU). For the nine months ended September 30, 2010, 257,607 trust units were issued (September 30, 2009 – 384,171 trust units) on redemption of vested DEUs.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
DEUs	Number of DEUs	Weighted average price	Number of DEUs	Weighted average price
Outstanding, beginning of period	2,291,469	$12.38	1,270,750	$19.38
Granted	1,376,958	$11.16	1,174,601	$6.55
Forfeited	(490,174)	$11.22	(120,637)	$12.63
Exercised	(459,074)	$18.82	(297,184)	$20.57
Deemed DRIP (1)	144,866	$11.29	263,939	$14.05
Outstanding, end of period	2,864,045	$10.91	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

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TRUST UNIT RIGHTS

As at September 30, 2010, rights to purchase 4,018,868 trust units were outstanding (December 31, 2009 – 5,455,598) that expire at various dates to March 18, 2015.

	Nine months ended September 30, 2010		Year Ended December 31, 2009
Trust Unit Rights	Number of rights	Weighted average price	Number of rights	Weighted average price
Outstanding, beginning of period	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	$11.22	2,958,378	$6.63
Forfeited	(1,022,736)	$12.67	(495,718)	$12.25
Exercised	(444,138)	$6.23	(299,684)	$6.40
Outstanding, end of period	4,018,868	$12.77	5,455,598	$12.23
Exercisable, end of period	3,357,714	$13.83	3,087,494	$14.95

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Compensation expense relating to the rights was approximately $0.9 million for the nine months ended September 30, 2010 (September 30, 2009 – $2.3 million). Compensation expense associated with the trust unit rights granted in the nine months ended September 30, 2010 was based on the estimated fair value of $1.67 per trust unit right (September 30, 2009 – $1.11). The fair value of trust unit rights granted in the period was estimated at 15 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent, volatility of 47 percent, expected distribution yield of 19 percent per trust unit at time of issue and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

10.	DEFICIT

	As at September 30, 2010	As at December 31, 2009
Accumulated earnings	$2,384,361	$2,156,041
Accumulated distributions declared	(4,488,028)	(4,300,562)
	$(2,103,667)	$(2,144,521)

Historically, under its Royalty and Trust Indentures, Pengrowth distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

DISTRIBUTIONS PAID

Actual cash distributions paid for the nine months ended September 30, 2010 were $183.2 million (September 30, 2009 – $267.9 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

THIRD QUARTER RESULTS

PENGROWTH

11.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(32,111)	$(79,840)	$(19,664)	$(127,415)
Unrealized foreign exchange loss (gain) on translation of U.K. Pound Sterling denominated debt	1,300	(10,120)	(4,105)	(3,220)
	(30,811)	(89,960)	(23,769)	(130,635)
Unrealized loss (gain) on foreign exchange risk management contracts on U.K. Pound Sterling denominated debt	232	9,425	3,593	(474)
Unrealized foreign exchange gain	$(30,579)	$(80,535)	$(20,176)	$(131,109)

Realized foreign exchange (gain) loss	$(489)	$(1,073)	$2,039	$(638)
	$(31,068)	$(81,608)	$(18,137)	$(131,747)

12.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Accounts receivable	$18,965	$1,974	$36,551	$20,165
Accounts payable and accrued liabilities	(2,522)	16,458	(33,570)	(53,864)
Due from Pengrowth Management Limited	–	(204)	–	(22)
	$16,443	$18,228	$2,981	$(33,721)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Accounts receivable	$–	$–	$(5,205)	$–
Accounts payable and capital accruals	12,147	(2,350)	11,290	(23,426)
	$12,147	$(2,350)	$6,085	$(23,426)

CASH INTEREST AND FINANCING PAYMENTS

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Interest and financing charges	$24,520	$27,941	$58,396	$74,197

13.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Weighted average number of trust units – basic	297,005,109	259,262,540	292,773,395	257,995,930
Dilutive effect of trust unit rights and DEUs	1,960,501	2,083,756	2,018,287	1,535,645
Weighted average number of trust units – diluted	298,965,610	261,346,296	294,791,682	259,531,575

The weighted average number of exchangeable shares has been included in the basic weighted average number of trust units outstanding using the if converted method. For the three months ended September 30, 2010, 2.7 million trust units (September 30,

THIRD QUARTER RESULTS

PENGROWTH

2009 – 6.1 million) from the long term incentive plans were excluded from the diluted net income per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2010, 2.5 million trust units (September 30, 2009 – 6.2 million) from the long term incentive plans were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

14.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s ability to issue trust units is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). As of September 30, 2010 Pengrowth may issue $3.4 billion of equity in total for 2010 under the safe harbour provisions.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	September 30, 2010	December 31, 2009
Term credit facilities	$–	$60,000
Senior unsecured notes (1)	1,019,485	847,599
Working capital deficiency	75,239	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,094,724	$1,199,434

(1)	Non-current portion of long term debt

15.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, power price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

As at September 30, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Oct 1, 2010 - Dec 31, 2010	$82.09 Cdn
WTI (1)	7,000	Jan 1, 2011 - Dec 31, 2011	$87.53 Cdn
WTI (1)	2,000	Jan 1, 2012 - Dec 31, 2012	$90.33 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu
Financial:
AECO	97,151	Oct 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Oct 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

THIRD QUARTER RESULTS

PENGROWTH

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Commodity Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management assets	$47,084	$52,471
Non-current portion of unrealized risk management assets	4,780	1,332
Current portion of unrealized risk management liabilities	(906)	(5,571)
Non-current portion of unrealized risk management liabilities	(514)	(17,165)
Total unrealized risk management assets at period end	$50,444	$31,067

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management assets at period end	$50,444	$31,067
Less: Unrealized risk management assets at beginning of period	51,342	36,676
Unrealized loss on risk management contracts for the period	$(898)	$(5,609)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management assets at period end	$50,444	$31,067
Less: Unrealized risk management (liabilities) assets at beginning of period	(9,034)	164,692
Unrealized gain (loss) on risk management contracts for the period	$59,478	$(133,625)

Commodity Price Sensitivity  –   Risk Management Contracts

Each Cdn $1 per barrel change in future oil prices would result in approximately $4.4 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2010 (September 30, 2009 – $6.2 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately $6.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (September 30, 2009 – $14.5 million).

As of close September 30, 2010, the AECO spot price gas price was approximately $3.57 per mcf (September 30, 2009 – $3.75 per mcf), and the WTI prompt month price was U.S. $79.97 per barrel (September 30, 2009 – U.S. $70.61 per barrel).

Power Price Risk

As at September 30, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Oct 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	20	Jan 1, 2011 - Dec 31, 2011	$46.94 Cdn

The above power risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

THIRD QUARTER RESULTS

PENGROWTH

The fair value of the power risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the power risk management contracts during the period is recognized as other expenses (income) on the statement of income as follows:

Power Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management liabilities	(540)	–
Non-current portion of unrealized risk management liabilities	(42)	–
Total unrealized risk management liabilities at period end	$(582)	$–

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(582)	$–
Less: Unrealized risk management assets at beginning of period	1,216	–
Unrealized loss on risk management contracts for the period	$(1,798)	$–

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(582)	$–
Less: Unrealized risk management (liabilities) assets at beginning of period	–	–
Unrealized loss on risk management contracts for the period	$(582)	$–

Power Price Sensitivity  –  Risk Management Contracts

Each Cdn $1 per mwh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts recorded in other expenses (income) on the statement of income.

Foreign Exchange Risk

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at September 30, 2010 was a liability of approximately $21.4 million.

The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Foreign Exchange Risk Management Contracts	As at September 30, 2010	As at September 30, 2009
Current portion of unrealized risk management liabilities	$(1,088)	$(2,957)
Non-current portion of unrealized risk management liabilities	(20,294)	(15,296)
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)

	Three months ended September 30, 2010	Three months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)
Less: Unrealized risk management liabilities at beginning of period	(21,150)	(8,828)
Unrealized loss on risk management contracts for the period	$(232)	$(9,425)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Total unrealized risk management liabilities at period end	$(21,382)	$(18,253)
Less: Unrealized risk management liabilities at beginning of period	(17,789)	(18,727)
Unrealized (loss) gain on risk management contracts for the period	$(3,593)	$474

THIRD QUARTER RESULTS

PENGROWTH

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	606

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	587

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth mitigates some of its exposure to interest rate risk by issuing fixed rate term notes.

Interest Rate Sensitivity

As at September 30, 2010, Pengrowth had no significant interest rate risk as all of the outstanding long term debt is based on fixed interest rates.

Summary of Risk Management Contracts

The following table provides the allocation between current and non-current assets and liabilities for all risk management contracts:

Balance Sheet as at September 30, 2010	Commodity risk management contracts	Power risk management contracts	Foreign exchange risk management contracts	Total
Current portion of unrealized risk management assets	$47,084	$–	$–	$47,084
Non-current portion of unrealized risk management assets	4,780	–	–	4,780
Current portion of unrealized risk management liabilities	(906)	(540)	(1,088)	(2,534)
Non-current portion of unrealized risk management liabilities	(514)	(42)	(20,294)	(20,850)
Total unrealized risk management assets (liabilities) as at September 30, 2010	$50,444	$(582)	$(21,382)	$28,480

Balance Sheet as at September 31, 2009	Commodity risk management contracts	Power risk management contracts	Foreign exchange risk management contracts	Total
Current portion of unrealized risk management assets	$14,001	$–	$–	$14,001
Current portion of unrealized risk management liabilities	(16,661)	–	(894)	(17,555)
Non-current portion of unrealized risk management liabilities	(6,374)	–	(16,895)	(23,269)
Total unrealized risk management assets (liabilities) as at September 30, 2009	$(9,034)	$–	$(17,789)	$(26,823)

THIRD QUARTER RESULTS

PENGROWTH

FAIR VALUE

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair Value Measurements Using:
As at September 30, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$40,737	$40,739	$40,739	$–	$–
Fair value of risk management contracts	51,864	51,864	–	51,864	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	924,024	1,066,164	–	1,066,164	–
Cdn dollar senior unsecured notes	15,000	16,109	–	16,109	–
U.K. Pound Sterling denominated unsecured notes	80,461	90,329	–	90,329	–
Fair value of risk management contracts	23,384	23,384	–	23,384	–

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–	$–
Fair value of risk management contracts	14,001	14,001	–	14,001	–
Other Assets – investment in public company	1,151	1,151	1,151	–	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136	–
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164	–
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724	–
Convertible debentures	74,828	76,423	76,423	–	–
Fair value of risk management contracts	40,824	40,824	–	40,824	–

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at September 30, 2010, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at September 30, 2010. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at September 30, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar senior unsecured notes (1)	$15,000	$22,830	$992	$994	$2,975	$17,869
U.S. dollar denominated senior unsecured notes (1)	924,024	1,348,253	58,527	58,689	218,834	1,012,203
U.K. Pound Sterling denominated unsecured notes (1)	80,461	103,651	4,413	4,424	13,239	81,575
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	514	526	–	367	159	–
Power risk management contracts	42	43	–	43	–	–
Foreign exchange risk management contracts	20,294	165	30	30	90	15

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

THIRD QUARTER RESULTS

PENGROWTH

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility(1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes (1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1) (2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

16.	SUBSEQUENT EVENTS

CONVERSION TO A CORPORATION

On October 20, 2010, Pengrowth announced that the Board of Directors has approved the conversion of Pengrowth Energy Trust to a new dividend paying corporation. Subject to receipt of all necessary approvals, this conversion is expected to be completed on December 31, 2010 pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

TERM CREDIT FACILITIES

Effective October 29, 2010, Pengrowth renewed the terms and extended the maturity date of its syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides Pengrowth up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items.

COMMODITY RISK MANAGEMENT

Subsequent to September 30, 2010, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$88.33Cdn
WTI (1)	2,500	Jan 1, 2012 - Dec 31, 2012	$91.40Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

As at November 4, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Oct 1, 2010 - Dec 31, 2010	$82.09Cdn
WTI (1)	12,000	Jan 1, 2011 - Dec 31, 2011	$87.87Cdn
WTI (1)	4,500	Jan 1, 2012 - Dec 31, 2012	$90.92Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

THIRD QUARTER RESULTS

PENGROWTH

POWER RISK MANAGEMENT

Subsequent to September 30, 2010, Pengrowth has fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	5	Jan 1, 2011 - Dec 31, 2011	$43.95Cdn

As at November 4, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Oct 1, 2010 - Dec 31, 2010	$47.66Cdn
AESO	25	Jan 1, 2011 - Dec 31, 2011	$46.34Cdn

THIRD QUARTER RESULTS

PENGROWTH